SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Notification of Transactions of (1) Persons Discharging

 Managerial Responsibility and (2) Persons closely

 associated with Persons Discharging Managerial

 Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer RYANAIR HOLDINGS PLC	2	Name of person discharging managerial responsibilities DAVID BONDERMAN
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person YES. 1985 BONDERMAN CHILDREN'S TRUST.	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest 1985 BONDERMAN CHILDREN'S TRUST.
5	Description of shares or derivatives or other financial instruments linked to them ORDINARY SHARES OF €0.0063 EACH	6	Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder 1985 BONDERMAN CHILDREN'S TRUST.
7	State the nature of the transaction DISPOSAL OF ORDINARY SHARES	8	Number of shares, derivatives or other financial instruments linked to them acquired NOT APPLICABLE
9	Number of shares, derivatives or other financial instruments linked to them disposed of 187,222	10	Price per share or derivative or other financial instrument linked to them or value of transaction €6.6764
11	Date and place of transaction 13 JUNE 2013 - ISE	12	Date issuer informed of transaction 13 JUNE 2013
13	Any additional information NOT APPLICABLE	14	Name of contact and telephone number for queries JULIUSZ KOMOREK - 01 812 1212
	Person authorised on behalf of the issuer responsible for making the notification__________JULIUSZ KOMOREK Date of notification _____14 JUNE 2013

Information required under Irish Stock Exchange Listing Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) NOT APPLICABLE	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 YES
17	Description of class of share ORDINARY SHARES OF €0.0063 EACH	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) NOT APPLICABLE
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) 0.013%	20
Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1985 BONDERMAN CHILDREN'S TRUST NOW HOLD 5,382,294 ORDINARY SHARES OR 0.38%. MR. BONDERMAN AND PERSONS CONNECTED TO HIM NOW HOLD 8,313,734 ORDINARY SHARES OR 0.58% (INCLUDING THE ABOVE HOLDING OF THE 1985 CHILDREN'S TRUST).

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant NOT APPLICABLE	22	Period during which or date on which it can be exercised NOT APPLICABLE
23	Total amount paid (if any) for grant of the option NOT APPLICABLE	24	Description of shares involved (class and number) NOT APPLICABLE
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise NOT APPLICABLE	26	Total number of shares over which options are held following notification NOT APPLICABLE
Name and signature of duly designated officer of issuer responsible for making notification ______JULIUSZ KOMOREK Date of notification ____14 JUNE 2013

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 14 June, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary